SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR'S MARCH TRAFFIC GROWS 8%

Ryanair today (4th Apr) released booked passenger and load factor statistics for March 2011 as follows:

	Mar 10	Mar 11	Increase	Yr to Mar 11*
Passengers (m) 1	5.3M	5.7M	+8%	73.5M
Load Factor 2	79%	79%	0%	82%

1.	Represents the number of booked seats sold by Ryanair.

2.	Represents the number of passengers as a percentage of total seats available.

*Year to date traffic figure includes up to 1.45M passengers booked on flights which were cancelled due to the unnecessary closures of EU airspace during the Icelandic volcanic eruptions in April/May 2010.

ENDS

4th Apr 2011

Ends:

For further info:

For further information:

Stephen McNamara - Ryanair         Joe Carmody - Edelman

Tel: 00 353 1 812 1212                       Tel: 00 353 1 678 9333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 April 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary